UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced positive preliminary safety results from its novel and proprietary Vascular WrapTM paclitaxel-eluting mesh trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 4, 2005

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
May 4th, 2005

ANGIOTECH ANNOUNCES POSITIVE SAFETY DATA

 Six-Month Safety Assessment Indicates Vascular WrapTM  Paclitaxel-Eluting Mesh

 is Well Tolerated in Patients With Advanced Disease -

VANCOUVER, BC, May 4th, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced positive preliminary safety results from its novel and proprietary Vascular WrapTM paclitaxel-eluting mesh trial. This first-in-man study is designed to evaluate the safety and performance of a novel and proprietary drug-loaded Vascular Wrap in the prevention of stenosis after peripheral bypass surgery.

This study randomized patients with peripheral vascular disease in a 2:1 fashion. The treatment arm enrolled patients with a synthetic bypass graft plus the Vascular Wrap paclitaxel-eluting mesh and the control arm enrolled patients with a synthetic bypass graft alone. Preliminary safety assessment at six months indicated that the Vascular Wrap was safe in this high risk patient population. Looking at events that could potentially be attributed to the use of the Vascular Wrap, no difference in safety was demonstrated between the two groups. This single-blind, randomized study enrolled a total of 109 patients at nine clinical centers in Europe as well as the Dutch Antilles. Two significant endpoints of death and graft occlusion are described below:

	Treatment Arm (N=71)	Control (N=38)
Mortality	5.6% (N=4)	13.1% (N=5)
Graft Occlusion (thrombosis)	22% (N=16)	28% (N=11)

“These data show that the Vascular Wrap product is safe at six months in patients with advanced peripheral artery disease,” said Rui L. Avelar, MD, SVP of Medical Affairs and Communications at Angiotech. “We hope this novel paclitaxel-eluting mesh will ultimately serve as an important new solution for patients who have run out of treatment options.”

The Vascular WrapTM is applied around the anastomosis site of a synthetic bypass graft and delivers drug to the blood vessel wall in a targeted manner to prevent or reduce the stenosis (narrowing of the blood vessel) that typically follows this type of surgery. If successful, the Vascular Wrap could potentially be used in peripheral graft procedures to prolong the life of grafts and expand the possible application into other high demand indications with no real solutions, such as AV anastomosis used for dialysis.

Peripheral arterial disease, or PAD, is a common problem in the United States with over twenty million Americans suffering from poor blood flow to the legs. PAD is a common circulation problem that can result from such things as smoking, genetics, diabetes, and inactivity. The arteries that carry blood to the legs or arms become narrowed or clogged, preventing or hampering blood flow to vital structures such as muscles and nerves. These patients suffer from spectrum of symptoms ranging from pain with walking to being wheel chair dependant and severe cases may require amputation. Grafts, which may be either synthetic or a vein from a patient’s own body, are used to “bypass” these blockages. At present, there are over 250,000 peripheral bypass procedures performed per year in the United States alone. Failure rates are reported to be as high as 45 percent at two years for synthetic graft procedures below the level of the knee. These grafts fail principally due to stenosis at the bypass connection site. Aside from the peripheral vasculature, future applications of the Vascular Wrap paclitaxel-eluting mesh could potentially serve a role with AV anastomoses in hemodialysis patients of which there are over 100,000 procedures in the U.S., and CABG procedures of which there are over 600,000 in the U.S.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12